EX-FILING FEES
Calculation of Filing Fee Tables
SCHEDULE 14A
(Form Type)
ACTIVISION BLIZZARD, INC.
(Exact Name of Registrant as Specified in its Charter)
Table 1 — Transaction Value
	Proposed Maximum Aggregate Value of Transaction	Fee rate	Amount of Filing Fee**
Fees to Be Paid	$75,610,503,722.46	0.0000927	$7,009,093.70
Fees Previously Paid	—		—
Total Transaction Valuation*	$75,610,503,722.46
Total Fees Due for Filing			$7,009,093.70
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$7,009,093.70

*
Estimated for purposes of calculating the filing fee only. The maximum aggregate value was determined based upon the sum of: (A) 779,164,450 shares of common stock multiplied by $95.00 per share; (B) 8,965,229 shares of common stock underlying outstanding stock options with exercise prices below $95.00 per share multiplied by $37.74 (the difference between $95.00 and the weighted average exercise price of $57.26 per share); (C) 9,284,650 shares of common stock issuable upon settlement of restricted stock units multiplied by $95.00 per share; and (D) 3,889,384 shares of common stock issuable upon settlement of performance stock unit awards (assuming achievement of relative total shareholder return goals at target and achievement of financial and/or operational goals at target) multiplied by $95.00 per share.

**
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0000927.

Table 2 — Fee Offset Claims and Sources
	Registrant or filer name	Form or filing type	File number	Initial filing date	Filing date	Fee offset claimed	Fee paid with offset source
Fee Offset Claims
Fee Offset Sources